UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70779

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/06/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FENNEL FINANCIALS LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 LEXINGTON AVENUE, 4TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith George	(212) 668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BRIAN W. ANSON, CPA
(Name – if individual, state last, first, and middle name)

18455 BURBANK BLVD #404	TARZANA	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL CAPELLI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FENNEL FINANCIALS LLC, as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

ANGELA T. REINEKE
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Fennel Financials LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Period April 6, 2022 Through June 30, 2023

Fennel Financials LLC

As of and for the Period April 6, 2022 Through June 30, 2023

Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Fennel Financials, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Fennel Financials, LLC as of June 30, 2023, the related statements of operations, changes in members' equity, and cash flows for the fifteen months then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Fennel Financials, LLC as of June 30, 2023, and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fennel Financials, LLC's management. My responsibility is to express an opinion on Fennel Financials, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Fennel Financials, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Fennel Financials, LLC's financial statements. The Supplemental Information is the responsibility of Fennel Financials, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Fennel Financials, LLC's auditor since 2023.

Tarzana, California

September 20, 2023

Statement of Financial Condition
As of June 30, 2023

ASSETS		
Cash	$	509,970
Clearing deposit		125,105
Due from Parent		99,221
Prepaid expenses and other assets		13,418
Right-of-use asset		15,383
TOTAL ASSETS	$	763,097
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses		33,792
Operating lease liability		15,449
TOTAL LIABILITIES	$	49,241
MEMBERS' EQUITY		
Members' Equity	$	713,856
TOTAL MEMBERS' EQUITY		713,856
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	763,097

See accompanying notes to financial statements

Statement of Operations
As of and for the Period April 6, 2022 Through June 30, 2023

REVENUE:		
Interest income	$	9,980
Subscription revenue		85
Other income		188
Total revenue	$	10,253
OPERATING EXPENSES:		
Compensation and benefits	$	788,647
Professional fees		316,256
Promotional fees		111,734
Technology		180,288
Occupancy and equipment		34,507
Regulatory		31,416
Travel and entertainment		16,829
Other expenses		64,584
Total expenses	$	1,544,259
NET LOSS	$	(1,534,006)

See accompanying notes to financial statements

Fennel Financials LLC

Statement of Changes in Members' Equity
As of and for the Period April 6, 2022 Through June 30, 2023

		Total Member's Equity
Members' equity, beginning of period	$	464,362
Members' contributions		1,783,500
Net loss		(1,534,006)
Members' equity, end of period	$	713,856

See accompanying notes to financial statements

Statement of Cash Flows
As of and for the Period April 6, 2022 Through June 30, 2023

OPERATING ACTIVITIES:		
Net loss	$	(1,534,006)
Changes in operating assets and liabilities		
Increase in clearing deposit		(125,105)
Increase in due from parent		(136,933)
Increase in right-of-use asset		(15,383)
Increase in prepaid expenses and other assets		(11,844)
Increase in accounts payable and accrued expenses		33,792
Increase in operating lease liability		15,449
Net cash used by operating activities		(1,774,030)
FINANCING ACTIVITIES:		
Members' contributions		1,783,500
Net cash provided by financing activities		1,783,500
NET INCREASE IN CASH		9,470
CASH AT BEGINNING OF YEAR		500,500
CASH AT END OF YEAR	$	509,970

SUPPLEMENTAL DISCLOSURE OF CASHFLOW INFORMATION:
The Company made no income tax or interest payments during the period.

See accompanying notes to financial statements

Notes to Financial Statements
As of and for the Period April 6, 2022 Through June 30, 2023

1. Organization and Nature of Business

Fennel Financials LLC (The "Company"), incorporated under the laws of the state of Delaware on July 1, 2021 is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective April 6, 2022. The Company does not clear trades nor carry customer accounts. The Company owns a mobile investing application and trades securities on an agency basis through its on-line platform.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking account held at a financial institution. At June 30, 2023, the Company has no cash equivalents.

The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. The Company has not experienced any losses in such accounts.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Clearing Deposit
The Company, per the terms of its clearing agreement, is required to maintain a minimum restricted security deposits with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. At June 30, 2023, the deposit balance was $125,105, as reported on the accompanying statement of financial condition.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided a tax provision for federal, state and local income taxes.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 740, Income Taxes. As of June 30, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation based upon facts and circumstances.

Revenue Recognition
The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's revenue is derived from monthly subscription fees and revenue sharing with its clearing firm on interest earned from customer cash balances.

The Company had no contract assets or liabilities during the period or as of April 6, 2022 and June 30, 2023.

3. Liquidity and Management's Plans

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. The Company has sustained recurring operating losses since its inception. In connection with the Company's assessment of going concern considerations in accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Update 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Parent. The Parent is committed to funding the operations of the Company through one year from the date of issuance of these financial statements. During the period April 6, 2022 through June 30, 2023, the Parent contributed a total of $1,783,500 to the Company.

4. Related Party Transactions

The Company has entered into an expense sharing agreement with its parent, Fennel Markets, LLC. The terms of the expense sharing agreement provide that any expenses paid on behalf of the Company, such as salaries, rent and various other operating expenses are to be allocated to the Company. Expenses recorded for the period for services provided on behalf of the Company were approximately $1,235,000. As of June 30, 2023, the Company had a receivable from its Parent of $99,221.

5. Commitments and Contingent Liabilities

The Company has issued no guarantees, had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit as of June 30, 2023, or during the period April 6, 2022 through June 30, 2023.

Leases

The Company entered into an agreement to lease office space in Davis, CA, with a lease commencement date of July 21, 2021 and terminating on July 31, 2024. The Company's lease terms do not include options to extend or terminate the lease. Lease expense for lease payments is recognized on a straight-line basis over the lease term. There is no option to purchase at the end of the lease. The Company has recorded a right-of-use asset for the operating lease for this office space that is stated at cost less accumulated depreciation, amortization, and impairment.

Leases (Continued)

Maturities of lease liabilities under operating leases as of June 30, 2023 are as follows:

Fiscal year ending June 30:		Total
2024	$	16,352
2025		1,366
Total undiscounted lease payments	$	17,718
Less interest		(2,269)
Total lease liabilities	$	15,449

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2023, the Company had net capital of $601,217 which was $596,217 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 5.62%.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between July 1, 2023 and September 20, 2023, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2023

MEMBERS' EQUITY	$	713,856
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Clearing deposit		(99,221)
Prepaid expenses and other assets		(13,418)
NET CAPITAL	$	601,217
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	33,792
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	596,217
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	595,217
Percentage of aggregate indebtedness to net capital		5.62%

There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part II of Form X-17A-5 as of June 30, 2023.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

See accompanying notes to financial statements

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Fennel Financials LLC
New York, NY

I have reviewed management's statements, included in the accompanying Fennel Financials LLC, Exemption Report in which (1) Fennel Financials LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fennel Financials LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Fennel Financials LLC stated that Fennel Financials LLC met the identified exemption provisions throughout the most recent fifteen months ended June 30, 2023 without exception. Fennel Financials LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Fennel Financials LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 20, 2023

Fennel Financials LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Fennel Financials LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii) for the period from
(2) April 6, 2022 (our FINRA registration date) to June 30, 2023.

a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: APEX

(2) The Company met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period from April 6, 2022 (our FINRA registration date) to June 30, 2023 without exception.

I, Michael Capelli, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: CEO